UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-33100

OWENS CORNING SAVINGS PLAN

OWENS CORNING SAVINGS AND SECURITY PLAN

(Exact name of registrant as specified in its charter)

Owens Corning

One Owens Corning Parkway

Toledo, OH 43659

(419) 248-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Owens Corning Savings Plan

Interests in the Owens Corning Savings and Security Plan

(Title of each class of securities covered by this Form)

Owens Corning Common Stock, par value $0.01 per share(1)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None(2)

(1)	Although the duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the Owens Corning Savings Plan and the Owens Corning Savings and Security Plan (the “Plans”), the duty to file reports under Section 13(a) or 15(d) remain with respect to Owens Corning common stock, par value $0.01 per share (the “Common Stock”).
(2)	The Plans no longer offer Common Stock as an investment option. Therefore, interests in the Plans no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plans’ duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Owens Corning Savings Plan and the Owens Corning Savings and Security Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OWENS CORNING SAVINGS PLAN
OWENS CORNING SAVINGS AND SECURITY PLAN
By: Owens Corning, [Administrator of the Plans]

Date: March 9, 2015	By:	/s/ Michael C. McMurray
		Name:	Michael C. McMurray
		Title:	Senior Vice President and Chief Financial Officer